                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                             10 Ang Mo Kio Street 65
                              #05-17/20 Tech Point
                                Singapore 569059
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  X    Form 40-F
              -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes       No  X
        -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            ST Assembly Test Services Ltd



                                            By: /s/ Chua Su Li
                                            ------------------------------------
                                            Name  : Chua Su Li
                                            Title : Company Secretary
                                            Date  : March 18, 2004

                      ST ASSEMBLY TEST SERVICES LTD (STATS)

    Notice of Director's Or Officer's Change in Interest in STATS Securities


Name of Director or Officer                     : Steven Hugh Hamblin
                                                 -------------------------------


Date of notice to STATS                         : 17 March 2004
                                                 -------------------------------

Date of change of shareholding                  : 15 March 2004
                                                 -------------------------------

Name of registered holder                       : Steven Hugh Hamblin
                                                 -------------------------------

Circumstances giving rise to change             : Exercise of options to
                                                  subscribe for ordinary shares
                                                  granted under the STATS' Share
                                                  Option Plan 1999
                                                 -------------------------------

Number of ordinary shares of the change         : 30,000
                                                 -------------------------------

Percentage of issued share capital*             : 0%
                                                 -------------------------------

Consideration per share                         : S$0.25
                                                 -------------------------------


--------------------------------------------------------------------------------
        Summary Table                      BEFORE CHANGE         AFTER CHANGE
--------------------------------------------------------------------------------
Number of ordinary shares                     55,000**              85,000
--------------------------------------------------------------------------------
Percentage of issued share capital*              0.01%               0.01%
--------------------------------------------------------------------------------

* Based on 1,076,743,610 ordinary shares of par value S$0.25 each as of 9 March 2004.

** 55,000 ordinary shares is equivalent to 5,500 American Depositary Shares
   ("ADSs")
   One ADS represents 10 ordinary shares.



Information declared by:-

/s/ Steven Hugh Hamblin


---------------------------------
Name: Steven Hugh Hamblin

Designation: Director

Date: 17 March 2004